EX 15.00



 MARVEN RIGGINS
 Accountant
 1111 S. Alpine Road, Suite 702
 Rockford, IL 61108
 (815) 227-0609
 Fax  227-4523

 December 12, 2001

 Stockholders and Board of Directors
 Abidon, Inc.
 Rockford, Illinois

 Enclosed you will find copies of the unaudited financial statement of Abidon, Inc. for the nine months ended September 30, 2001. This financial statement is a compilation of data provided by management of Abidon, Inc. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

 If management intends to reproduce and publish the financial statements, they must be reproduced in their entirely. We understand these financial statements will be used for filing with the Securities and Exchange Commission.

 The unaudited financial  statement has been  signed by  Marven Riggins,  EA.
 Mr. Riggins is a sole practitioner and has the authority to sign the financial statement.

 Sincerely,



 Marven Riggins